Exhibit 99.1

Results Release

Results Fiscal Year 2012

Good Performance in Transitional Year

Amsterdam, August 28, 2012

Financial Highlights Fiscal Year 2012

•	Total segment sales up 9.5%, like for like[1]; reported sales up 7.6%

•	Underlying[2] EBIT margin at 12.3%, compared to 12.4% in the prior year

•	Cost savings programs well underway

•	Normalized earnings per share[2] at € 0.45

•	Brazilian internal investigation largely completed; no additional material new findings identified[3]

Financial Highlights Fourth Quarter Fiscal Year 2012

•	Strong rebound of underlying[2] volume growth from (4.4)% in Q3 to +1.2% in Q4

•	Total segment sales up 6.5% like for like[1]; reported sales down (0.7)%

•	Consumer prices and competitive price position remained stable versus Q3

OUTLOOK FISCAL YEAR 2013

Like-for-like total segment sales growth of +3 to 5%

Underlying like-for-like EBIT margin improvement of 150 to 200 bps

(€ mln)	Fiscal Year		change
	2012	2011[4]	LFL.[1]	Reported
Total segment sales	2,658	2,408	9.5%	10.4%
Reported sales	2,793	2,595	7.1%	7.6%
Adjusted EBIT[2]	321	354	(8.9)%	(9.1)%
Reported EBIT	100	324	(69.1)%	(69.1)%
Adjusted EBIT margin	11.5%	13.6%	(200) bps	(210) bps
Reported EBIT margin	3.6%	12.5%	(900) bps	(890) bps

Normalized profit for the period[2]	267	282	na	na
Normalized EPS[2] (€)	0.45	na	na	na
Profit for the period	118	267	na	na
EPS (€)	0.20	na	na	na

[1]	Like for like (LFL) growth is at constant scope of consolidation and constant exchange rates
[2]	This represents a non-IFRS measure. The reason for the inclusion of the measure along with the definition and reconciliation to the comparable IFRS measure can be found in appendix 1 of this release
[3]	More information can be found on page 5
[4]	FY 11 numbers are restated to reflect financial adjustments to correct for accounting irregularities and other adjustments in its Brazilian operations as reported on August 1, 2012

CEO Statement

“I am proud that we have successfully spun off from former Sara Lee on June 28. D.E MASTER BLENDERS 1753 is now a truly independent company that can now focus all its attention and resources on profitably growing its coffee and tea businesses,” said CEO Michiel Herkemij. “We delivered a good set of results in fiscal 2012, despite the higher green coffee prices, the continued challenging environment as well as the management time and attention required to successfully spin off this company from former Sara Lee. Value market shares in our key countries the Netherlands, France and Spain, continued to hold up well and consumer prices as well as our competitive price positions remained virtually unchanged. Our innovation pipeline for fiscal year 2013 looks promising, our cost savings programs and working capital initiatives are well on track and we continue to work on our organizational effectiveness. The combination of our strong brands, our innovation pipeline and tailwind from lower green coffee prices, gives us confidence that we will be able to grow our total segment sales by 3 to 5% while improving our underlying EBIT margins by 150 to 200 bps in the first 12 months of fiscal year 2013.”

CONVERSION TO NEW REPORTING PERIOD

The company’s upcoming accounting period will run from July 1, 2012 until December 31, 2013. Thereafter, the company expects to report on a calendar year basis. As fiscal 2013 will comprise 18 months, the outlook discussed below is limited to the first twelve months of fiscal 2013.

OUTLOOK

Based on the combination of our strong brands, our innovation pipeline and the tailwind from lower green coffee prices, the company currently expects to grow its total segment sales of € 2,658 mln by 3 to 5% while improving its underlying EBIT margins of 12.3% by 150 to 200 bps in the first 12 months of fiscal 2013. This outlook is based on constant scope of consolidation, constant exchange rates, excluding unusual items and barring unforeseen circumstances.

DIVIDEND

The company does not intend to pay an additional dividend over fiscal year 2012. A special dividend was paid as part of the spin off from former parent company Sara Lee on June 28, 2012. The company intends to pay out 25% of its normalized profit for fiscal 2013, which will run from July 1, 2012 until December 31, 2013. The company intends to pay an interim dividend in August/September 2013.

STRATEGIC UPDATE

Completion of the Board of Directors

The company is proud to name Geraldine Picaud and Rob Zwartendijk as two additional Board Members who will be nominated for election at its first Annual General Meeting of shareholders on Wednesday November 28, 2012. Geraldine Picaud (42), is currently CFO of Essilor International SA. Previously, Geraldine fulfilled CFO roles at Volcafe – which is part of ED&F Man Group, one of the world’s largest coffee traders – and at Safic-Alcan. Rob Zwartendijk (72) brings a long and international business career in various international FMCG companies like Mölnlycke and Unilever. In his last executive position, Rob was member of the Executive Board of Ahold and President-CEO of Ahold’s retail operations in the US. After retiring from executive roles, he has held several board memberships at large Dutch multinationals, including Randstad, Chairman of Numico, Chairman of Nutreco and is currently Chairman of SNS Reaal.

2/16

Listing and index inclusion

D.E MASTER BLENDERS 1753 was successfully spun off from former parent company Sara Lee on June 28, 2012 and started official trading on NYSE Euronext Amsterdam on July 9, 2012. The company is included in the STOXX 600 and MSCI indices, among others, and expects to be included in the AEX index by the end of September 2012.

Credit ratings

In June 2012, D.E MASTER BLENDERS 1753 obtained investment grade credit ratings from credit rating agencies Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services. Moody’s and Standard Poor’s have assigned first-time ratings of ‘Baa2’ and ‘BBB’, respectively, to the company with a stable outlook.

Cost savings programs

The company’s cost savings programs are well on track. The company expects to save between € 25 to 30 mln in FY 13 and expects the total annualized cost savings to come in at the high end of the € 55 to 75 mln range by FY 15.

Optimization initiatives Out of Home

The company has conducted an in-depth analysis of the company’s Out of Home business model. This has resulted in various strategic initiatives to drive profitable top line growth in the Out of Home segment. As a first step, management has started to implement various initiatives to drive top-line growth and to simplify and optimize organizational structure in the Dutch market, which represents more than 50% of the segment’s sales. The organizational restructuring, which was internally announced on July 1, is expected to lead to annualized cost savings of € 5 mln from FY 13 onwards and are included in the aforementioned range of € 55 to 75 mln.

FINANCIAL REVIEW

All financial data and related comments in this press release include the financial impact related to the accounting irregularities, as well as other year-end adjustments, related to the company’s Brazilian operations that the company reported on August 1, 20125.

Fiscal Year 2012

Fiscal Year 2012	Sales (€ mln)	LFL[6] change	Adjusted EBIT (€ mln)	Adj EBIT margin	LFL[6] change
Retail – W-Europe	1,264	11.7%[6]	210	16.6%	(260) bps
Retail – Rest of World	757	15.5%	49	6.5%	(30) bps
Out of Home	637	(0.3)%	100	15.7%	(150) bps

Total segment	2,658	9.5%	358	11.5%	(200) bps

Non-allocated[7]	135	(25.0)%	(37)	na	na
Total	2,793	7.1%	321	11.5%	(200) bps

Overall, fiscal year 2012 delivered a good performance notwithstanding the higher green coffee prices, the continued challenging environment as well as the management time and attention required to successfully spin off this company from former parent company Sara Lee. Total segment sales increased 9.5% to € 2,658 mln on a like for like basis in FY 12. This growth was driven by price growth of 11.1% and mix/other growth of 3.4% which were partly offset by a decline of 5% in volume growth on the back of the significant increase in consumer prices to offset higher green coffee prices.

5	More information can be found on page 5 and page 14
6	LFL growth is at constant scope of consolidation and constant exchange rates
7	Non-allocated sales represent green coffee export sales. Management has announced earlier this year to bring these sales down to around € 45 mln by the end of FY 13. Non-allocated EBIT mainly represents corporate overhead costs and a small EBIT contribution from green coffee export.

3/16

Underlying volumes, excluding the effects from the phase out of French private label production and the Thai flooding, showed a decline of (2.6)%. Growth through acquisitions amounted to 1.4% and currency translation effects negatively impacted growth by (0.5)%.

The gross margin decreased 150 bps to 36.1%. The decrease largely reflects the initial imbalance between the timing of the higher green coffee prices and the timing of the related consumer price increases.

Adjusted EBIT margin was 11.5%, or 200 bps lower than in FY 11. The decline is explained by the aforementioned decrease in gross margin and higher SG&A related to stranded cost as well as additional stand-alone costs. A&P was slightly lower at 5.1% compared to 5.3% of sales in FY 11. The underlying EBIT margin dropped by (10) bps to 12.3% compared to the prior year.

Normalized profit and normalized earnings per share amounted to € 267 mln and € 0.45, respectively. Reported profit, including the unusual items of which more detail can be found on page 12, and reported earnings per share amounted to € 118 mln and € 0.20, respectively.

Fourth Quarter Fiscal Year 2012

Fourth Quarter FY 12	Sales (€ mln)	Change
		LFL[8]	Reported
Retail – W-Europe	314	5.9%[8]
Retail – Rest of World	192	12.1%
Out of Home	167	1.8%

Total segment sales	673	6.5%	6.8%

Non-allocated[9]	19	(71.1)%

Total sales	692	(1.0)%	(0.7)%

Total segment sales increased 6.5% to € 673 mln, on a like for like basis, in the fourth quarter of FY 12. Underlying volumes, excluding the effects from the phase out of French private label production and the Thai flooding, showed a strong improvement delivering +1.2% growth compared to a volume decline of (4.4)% in the preceding quarter. Growth from pricing continued to come down at +7.6% as the last significant price increases were taken in the fourth quarter of FY 11. Mix/other growth was slightly negative at (1.4)% reflecting a difficult comparable in Q4 FY 11 driven by the success of the L’OR capsules as well as a negative country mix effect. Acquisitions contributed 1.1% to the reported growth and currency translation effects negatively impacted growth by (0.8)%. Total segment sales increased by 6.8%.

Retail – Western Europe

We see continued strong performance in our key Western European markets, with solid sales and sustained value market shares. Consumer prices remained stable across markets and our price relationship to key competitors remained virtually unchanged compared to the previous quarter. The new Roast & Ground premium range, launched in the Netherlands in March 2012, shows strong potential in its initial phase. Post-launch, volume and market shares in the premium and base NL range register positive momentum, with extension of the premium range to Belgium in June. The L’OR capsules continued to perform very well, most notably in Spain and France, with new packaging well-received by consumers in all countries. The relaunch of Senseo is in full swing. From July to September, the new Senseo machine, ‘Twist’, will be launched in the Netherlands, Germany, Belgium, France and Spain. In these countries the new Senseo packaging, as well as new product varieties, will be rolled out during the same period. In October, the new and unique full automatic bean-to-cup machine, ‘Senseo Sarista’, will be launched in the Netherlands.

8	LFL growth is at constant scope of consolidation and constant exchange rates
9	Non-allocated sales represent green coffee export sales. Management has announced earlier this year to bring these sales down to around € 45 mln by the end of FY 13. Non-allocated EBIT mainly represents corporate overhead costs and a small EBIT contribution from green coffee export.

4/16

Retail – Rest of World

Australia continues its strong performance. With continued focus on the premiumization strategy, value market share in the instant market increased to an all-time high of 29.4% . In Thailand, operations are back on track following the flooding in October 2011. After a very aggressive relaunch campaign started in April, Thai volumes and value market shares are pacing ahead of pre-flooding levels. Brazil stepped toward revamping 80% of its Roast & Ground portfolio by introducing the renewed pillow packs, relaunching the mainstream range and extending the premium range under the Pilão brand. Performance in Eastern Europe, most notably in the smaller countries, continues to reflect the negative effects of aggressive pricing from competition. Corrective measures are being taken to reverse the trend.

Out of Home

Sales in the Out of Home segment decreased somewhat in the quarter. Due to the price increases that were needed to offset higher green coffee prices, the segment’s product mix continued to witness a slight shift from liquid roast to lower margin instants products, causing a decline in volume and mix growth. The decrease in volume and mix was largely offset by higher pricing. In the Netherlands, by far the segment’s largest market, management has set up a new commercial program to improve and upgrade customer offerings to allow brand building across all out of home channels. As part of this, a new sales force excellence program has been developed to improve the effectiveness and efficiency of the Dutch sales force. Management of the Out of Home segment has also identified a number of long term strategic initiatives to drive profitable top line growth, including the simplification and optimization of the organizational structure in the Dutch market as explained in the ‘Strategic Update’ section of this press release.

FINANCIAL ADJUSTMENTS RELATED TO BRAZILIAN OPERATIONS

Impact restatements on previously reported carve out financial statements up to and including H1 FY12

On August 1, 2012, the company reported that it had identified accounting irregularities and certain other adjustments related to its previously reported historical financial carve out combined financial statements for fiscal year 2009-2011 and H1 FY 12. The related internal investigation, that has now been largely completed, has not revealed any material new findings or additional financial impact to date.

The impact of the adjustments on the company’s profit, amounted to € (3) mln in H1 FY 12. The cumulative impact on the company’s profit, prior to H1 FY 12, amounts to € (34) mln. A summary of the restatements for the financial periods can be found in appendix 2.

Other items impacting the performance in H2 FY 12

The impact of the other items on the company’s profit in H2 FY 12 amounted to € (14) mln. In addition, the company recorded a preliminary tax provision in Q4 FY 12 of € (30) mln.

Consequently, the total impact on Shareholders’ Equity is not expected to exceed the range of € (85)-(95) mln, as indicated in the company’s press release of August 1, 2012.

These adjustments are not expected to have a material (cash) impact on the company’s financial performance in FY 13. The company has identified and begun the process of implementing remedial measures.

OTHER INFORMATION

Operating Working Capital

Operating working capital as a percentage of total sales improved to 14.2% compared to 16.4% at the end of FY 1110. The improvement of 220 bps was largely driven by a reduction in inventories.

[10]	Operating working capital is explained and reconciled to the closest IFRS measure in appendix 1. Before adjustments related to Brazil, operating working capital as a % of sales amounted to 18.3% at the end of FY 11. The fiscal year-end 2012 percentage reflects the Brazil adjustments.

5/16

Unusual items

Unusual items, which the company defines as items that are unrelated, amounted to € (221) mln in FY 12 and included spin-related items, restructuring costs, costs related to the termination of the prior Senseo manufacturing agreement with Philips as well as consultancy costs related to the new business model that will be implemented in the first half of calendar year 2013.

The company expects unusual items of € (55)-(65) mln in FY 13. The company expects a cash outflow of € 70-90 mln in FY 13 related to unusual items of FY 12 and FY 13.

Tax

The effective tax rate (ETR) was 52.9% in FY 12. The ETR excluding unusual items was around 32%. The company expects the ETR to be around 30% in FY 13 and around 25% from FY 14 onwards.

Debt position

Total net debt stood at € 340 mln at June 30, 2012. Net finance income amounted to € 150 mln which was largely driven by interest income on loans that were outstanding to former parent company Sara Lee as well as by pension finance income, foreign exchange gains and other interest income. More details can be found on page 9.

Parent’s net investment / Shareholders’ equity

Shareholders’ equity amounted to € 312 mln on June 30, 2012, compared to Parent’s net investment of € 3,274 mln on July 2, 2011. The decrease of € 2,962 mln mainly reflects the dividends and other capital distribution of € 3,166 mln to former parent company Sara Lee as part of the separation from Sara Lee. More details on the movements in Parent’s net investment / Shareholders’ Equity can be found on page 9.

A live and on-demand audio web cast of the analyst & investor conference call will be available on August 28, 2012, from 9:30 am CET onwards. A transcript of the conference call will be made available as soon as possible after the end of the conference call. Please click here to go directly to the webcast and transcript.

In addition, an interview with Michiel Herkemij (CEO) and Michel Cup (CFO), talking about the results in video/audio and text, will be made available on August 28, 2012, from 7:30 am CET onwards, on www.demasterblenders1753.com and on www.cantos.com.

6/16

INCOME STATEMENT11

(unaudited)

(€ mln)	Fiscal Year
	2012	2011[12]	change
Sales	2,793	2,595	7.6%
Cost of sales	(1,785)	(1,618)	10.3%

Gross profit	1,008	977	3.1%

Selling, general and administrative expenses	(908)	(655)	38.5%

Operating profit	100	322	(69.0)%

Net finance income/(costs)*	150	47	219.1%

Share of profit from associates	0	2	na

Profit before income tax	250	370	(32.5)%

Income tax expense	(132)	(103)	28.2%

Profit for the year, attr to equity holders	118	267	(55.9%)
* More information on net finance income/(costs) can be found on page 9

Earnings per share (€)	0.20
Number of shares at period end (mln)	595
Number of shares period average (mln)	595

[11]	Until June 28, 2012, ‘combined’ and ‘consolidated’ as of June 29, 2012.
[12]	FY 11 numbers are restated to reflect financial adjustments to correct for accounting irregularities and other adjustments in its Brazilian operations as reported on on August 1, 2012

7/16

BALANCE SHEET

(unaudited)

(€ mln)	Consolidated	Combined
	June 30, 2012	July 2, 2011[13]
Non-current assets
Property, plant and equipment (PP&E)	377	370
Goodwill and other intangible assets	387	268
Investments in associates	13	16
Deferred income tax assets	83	59
Retirement benefit asset	150	13
Receivables from Sara Lee	0	495
Other non-current financial assets	36	21

	1,046	1,242

Current assets
Inventories	404	437
Trade receivables	275	253
Other receivables	151	83
Receivables from Sara Lee	0	1,222
Income tax receivable	0	2
Derivative financial instruments	22	7
Cash and cash equivalents	222	1,343

	1,074	3,347

Total assets	2,120	4,589

Equity / Parent’s net investment
Equity / Parent’s net investment	473	3,471
Accumulated other comprehensive income	(161)	(197)

	312	3,274

Non-current liabilities
Borrowings	529	17
Retirement benefit obligations	108	32
Deferred income tax liabilities	40	36
Provisions	62	34
Other non-current liabilities	73	53

	812	172

Current liabilities
Borrowings	28	346
Trade payables	282	265
Other payables	335	296
Payables to Sara Lee	0	1
Income tax payables	270	186
Provisions	66	40
Derivative financial instruments	15	9

	996	1,143

Total equity and liabilities	2,120	4,589

[13]	FY 11 numbers are restated to reflect financial adjustments to correct for accounting irregularities and other adjustments in its Brazilian operations as reported on on August 1, 2012

8/16

SELECTED NOTES TO THE FINANCIAL STATEMENTS

The financial statements and related selected notes to the financial statements in this press release have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and are unaudited. It is to be noted that totals might deviate from the sum of the individual inputs due to rounding.

Net debt

(€ mln)	June 30, 2012

Current borrowings	28
Bank overdrafts (included in Other payables)	5
Non-current borrowings	529
Cash and cash equivalents	(222)

Total net debt	340

Finance income and costs

(in € mln)	FY 12	FY 11
Interest expense	(18)	(21)
Interest income	22	20

Net interest income (expense)	4	(1)

Pension finance income	38	27
Interest income on loans Sara Lee	72	45
Other*	36	(24)

Total net finance income / (costs)	150	47

*	‘Other’ includes net foreign exchange gains/losses and changes in fair value of derivative instruments

Movements in parent’s net investment / shareholders’ equity

(€ mln)
Parent’s net investment at July 2, 2011	3,274

Profit for the period	118
Retirement benefit obligation related items	(23)
Foreign currency translation	49

Total comprehensive income	142

Contribution from (distributions to) parent	62
Dividends and other capital distribution upon separation from Sara Lee	(3,166)

Shareholders’ equity at June 30, 2012	312

9/16

Appendix 1

EXPLANATION OF NON-IFRS FINANCIAL MEASURES

Throughout this earnings release the company presents certain measures that are not recognized under IFRS or other generally accepted accounting principles (GAAP). The company has included these measures as they are measures the company use in operating its business and because it believes that these measures are useful to investors, and other users of its financial information, in helping them to understand its underlying business performance. These measures are not calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered as an alternative to the company’s reported IFRS measures.

The adjusted measures throughout this press release exclude items that are income or charges (and related tax impact) that management believes have had, or are likely to have, a significant impact on the earnings of the applicable business segment or on the total company for the period in which the item is recognized, are not indicative of the company’s core operating results and affect the comparability of underlying results from period to period. These items may include, but are not limited to: charges for exit activities; consulting and advisory costs; transformation programs; impairment charges; spin-related costs; tax costs and benefits resulting from the disposition of a business; impact of tax law changes; changes in tax valuation allowances and favorable or unfavorable resolution of open tax matters based on the finalization of tax authority examinations or the expiration of statutes of limitations. Management highlights these items to provide greater transparency into the underlying sales or profit trends of D.E MASTER BLENDERS 1753 or the applicable business segment or discontinued operations and to enable more meaningful comparability between financial results from period to period. Additionally, D.E MASTER BLENDERS 1753 believes that investors desire to understand the impact of these factors to better project and assess the longer term trends and future financial performance of the corporation.

This release also contains certain underlying and normalized non-IFRS financial measures that exclude from a financial measure computed in accordance with IFRS the impact of the items described above and the impact of acquisitions and dispositions, changes in foreign currency exchange rates and non-strategic sales. Management believes that these non-IFRS financial measures reflect an additional way of viewing aspects of D.E MASTER BLENDERS 1753’s business that, when viewed together with D.E MASTER BLENDERS 1753’s financial results computed in accordance with IFRS, provide a more complete understanding of factors and trends affecting D.E MASTER BLENDERS 1753’s historical financial performance and projected future operating results, greater transparency of underlying profit trends and greater comparability of results across periods. These non-IFRS financial measures are not intended to be a substitute for the comparable IFRS measures and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with IFRS.

The definition of the company’s non-IFRS measures are as follows:

Like for like sales represents sales, excluding green coffee export sales, calculated at the exchange rate for the most recent period and adjusted to eliminate acquisitions to the extent they are not included in both periods.

Underlying volume represents sales volumes using a constant scope of consolidation and excludes green coffee export sales, the impact from the phasing out of French private label production as well as the negative effect of the Thai flooding.

Adjusted EBIT represents profit for the period before share of profit from associates, finance income / (costs), income tax expense and adjusted to exclude income or charges that management believes are unrelated to its core operating results and that are excluded in determining segment profit.

10/16

Underlying EBIT further adjusts Adjusted EBIT in FY 12 and FY 11 to exclude the EBIT related to green coffee export as well as a part of the impact of adjustments related to Brazil that the company deems to be non-recurring going forward. In addition, the underlying EBIT reduces the adjusted EBIT FY 11 to include an estimate of the stranded costs and additional overhead costs incurred in FY 12 that did not exist in FY 11.

Normalized profit represents the profit for the period excluding amounts excluded in computing underlying EBIT and excludes unusual finance income and unusual tax expense. The finance income has been adjusted in FY 12 and FY 11 for items that will not recur after the separation from Sara Lee.

Normalized EPS represents the normalized profit divided by the outstanding number of shares at year end. The number of shares outstanding for normalized EPS and reported EPS is based on the number of shares issued at the time of separation as if they were outstanding for the entire period.

Operating working capital represent working capital that is invested to operate the business. Operating working capital is defined as the net amount of inventories, trade receivables and trade payables.

The following tables provide reconciliation between these measures and the company’s IFRS financial information.

Like for like sales growth

(€ mln)	FY 12	FY 11	Change
Total segment sales	2,658	2,408	10.4%

Adjustments:
Foreign exchange	2	(9)
Acquisitions	(32)	–

Like for like total segment sales	2,628	2,399	9.5%

11/16

Reconciliation of adjusted EBIT and underlying EBIT

	FY 12	FY 11	Margin
(€ mln)			FY 12	FY 11
Profit for the period	118	267

Income tax expense	132	103

Profit before income tax	250	370

Net finance income/(costs)	(150)	(47)

EBIT as reported	100	324	3.6%	12.5%

Share of profit from associates	0	(2)

Adjustments:
Restructuring and spin-related charges	118	35
New business model	21	–
Termination prior Senseo agreement	55	–
Curtailment and past service costs	–	(13)
Impairments	21	6
Gain on sale of assets	(1)	–
Branded apparel costs	8	4

Total adjustments to EBIT	221	32

Adjusted EBIT	321	354	11.5%	13.6%

Stranded costs	na	(30)
Additional non-allocated costs	na	(10)
Green coffee export	(6)	(17)
Other items Brazil	11	2

Underlying EBIT	326	299	12.3%	12.4%

Reconciliation of normalized profit

(€ mln)	FY 12	Per share
Profit for the period attributable to equity holders	118	€0.20

Adjustments:
EBIT adjustments (net of tax)	177
Adjustments to Finance Income / (costs) (net of tax)	(79)
Tax adjustments	51

Total adjustments to profit	149

Normalized profit	267	€0.45

12/16

Reconciliation of operating working capital

(€ mln)	FY 12	FY 11
Inventories	404	437
Trade receivables	275	253
Trade payables	(282)	(265)

Operating working capital	397	425

Operating working capital as a % of total sales	14.2%	16.4%*

*	Before adjustments related to Brazil 18.3%. Fiscal year-end 2012 reflects the Brazil adjustments.

13/16

Appendix 2

Overview of operating profit restatements on the previously reported historical financial carve out combined financial statements of first half FY 12 and on the previously reported historical financial carve out combined financial statements prior to first half FY 12.

(€ mln)	Operating Profit as in F-1	Restatement	Operating Profit Restated
H1 FY 12	106	(4)	103
FY 11	331	(10)	322
FY 10	347	(13)	334
FY 09	347	(10)	337
Prior to FY 09	na	(7)	na

Total impact		(43)

Overview of profit restatements on the previously reported historical financial carve out combined financial statements of first half FY 12 and on the previously reported historical financial carve out combined financial statements prior to first half FY 12.

(€ mln)	Profit as in F-1	Restatement	Profit Restated
H1 FY 12	71	(3)	68
FY 11	276	(9)	267
FY 10	240	(9)	231
FY 09	339	(10)	329
Prior to FY 09	na	(7)	na

Total impact		(37)

The cumulative impact up to December 31, 2011 of the adjustments on the previously reported Parent’s net investment of € 3,604 mln amounts to € 38 mln, resulting in a restated Parent’s net investment on December 31, 2011 of € 3,566 mln.

14/16

Restatement of Combined Income Statement Fiscal Year 2011

(€ mln)	FY 11 F-1	Restatement	FY 11 Restated
Sales	2,602	(6)	2,595
Cost of sales	(1,617)	(2)	(1,618)

Gross profit	985	(8)	977
SG&A expenses	(654)	(2)	(655)

Operating profit	331	(10)	322
Net finance income/(costs)	47	–	47
Share of profit from associates	2	–	2

Profit before income tax	380	(10)	370
Income tax expense	(104)	1	(103)

Profit for the year, attr to equity holders	276	(9)	267

Restatement of Combined Income Statement First Half Year FY 12

(€ mln)	H1 FY 12 F-1	Restatement	H1 FY 12 Restated
Sales	1,387	0	1,387
Cost of sales	(878)	(3)	(881)

Gross profit	509	(3)	506
SG&A expenses	(403)	(1)	(404)

Operating profit	106	(4)	103
Net finance income/(costs)	65	–	65
Share of profit from associates	1	–	1

Profit before income tax	172	(4)	168
Income tax expense	(101)	1	(100)

Profit for the year, attr to equity holders	71	(3)	68

15/16

Appendix 3

FORWARD LOOKING INFORMATION

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time, in oral and written statements, representatives of D.E MASTER BLENDERS 1753 (the Company) discuss their expectations by making forward-looking statements regarding the Company. Forward-looking statements are generally but not always preceded by terms such as “intends”, “expects”, “projects”, “anticipates”, “likely” or “believes”. Forward-looking statements represent only the Company’s beliefs regarding the future many of which are by their nature inherently uncertain. The Company’s actual results may differ, possibly materially, from those expressed or implied in the forward-looking statements. Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause the Company’s actual results to differ from such forward-looking statements are those described in the Registration Statement on Form F-1 (Registration No. 333-179839) filed by the Company with the Securities and Exchange Commission, including the Company’s ability to transition successfully to a stand-alone operation, ongoing trends in the marketplace that affect the price and demand for the Company’s products, the cost and availability of raw materials as well as the outcome of the Company’s internal investigation relating to its operations in Brazil and the impact of the restatement of historical financial results. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is based on preliminary figures for fiscal year 2012. The preliminary figures for fiscal year 2012 have not been audited. This press release is issued while the earlier announced investigation in Brazil has not yet been finalized. However, the company does not expect any further material adverse finding as a result thereof.

16/16